02040437

MANUALLY SIGNED

RECD S.E.C.
JUN 28 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission file number: **000-23293**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Warwick Savings Bank 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Warwick Community Bancorp, Inc.
18 Oakland Avenue
Warwick, New York 10990

PROCESSED
JUL 09 2002
THOMSON
FINANCIAL

THE WARWICK SAVINGS BANK 401(k) SAVINGS PLAN

Required Information

The Warwick Savings Bank 401(k) Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

Index

KPMG

New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Board of Directors
Warwick Savings Bank

We have audited the accompanying statements of net assets available for benefits of The Warwick Savings Bank 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2002

THE WARWICK SAVINGS BANK
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments, at market value (note 3):			
Principal Life Insurance Company:			
Pooled Separate Accounts:			
Guaranteed Interest Account	$	36,976	18,378
Money Market Separate Account		381,001	394,776
Bond and Mortgage Separate Account		141,505	86,505
Large Cap Stock Index Separate Account		108,172	102,807
Large Company Growth Separate Account		120,007	142,787
Medium Company Growth Separate Account		48,997	66,045
Mid Cap Stock Index Separate Account		9,920	5,467
Small Company Stock Index Separate Account		77,796	41,951
Small Company Growth Separate Account		106,995	109,792
International Small Company Separate Account		225,025	276,555
Mutual Funds:			
Vanguard Balanced Index Fund		1,879	—
Vanguard Growth and Income Fund		163,952	170,914
Janus Aspen Aggressive Growth Institutional Fund		196,952	343,873
Putnam Voyager A Fund		181,512	220,559
Strong Large Cap Growth Fund		109,173	141,737
T. Rowe Price Science and Technology Fund		139,063	270,918
Warwick Community Bancorp Fund		1,529,875	745,316
Participant loans		205,713	264,347
		3,784,513	3,402,727
Employee contributions receivables		9,090	—
Employer contributions receivables		4,828	—
		13,918	—
Net assets available for benefits	$	3,798,431	3,402,727

See accompanying notes to financial statements.

THE WARWICK SAVINGS BANK
401(k) SAVINGS PLAN

Statement of Changes in Net Assets
Available for Benefits

Year ended December 31, 2001

Additions:		
Employee contributions	$	323,638
Employer contributions		151,259
Employee rollovers		21,421
Interest income – loans		19,200
Net investment income		59,137
Total additions		574,655
Deductions:		
Distributions		151,390
Other expenses		27,561
Total deductions		178,951
Net increase in net assets available for benefits		395,704
Net assets available for benefits at beginning of year		3,402,727
Net assets available for benefits at end of year	$	3,798,431

See accompanying notes to financial statements.

(1) General

The Warwick Savings Bank 401(k) Savings Plan (the Plan) is a defined contribution plan, sponsored by the Warwick Savings Bank (the Bank), covering all salaried employees of the Bank who have completed one year of service.

The accompanying financial statements have been prepared on an accrual basis. Purchases and sales of investments are recorded on a trade-date basis.

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities, related increases and decreases in such amounts, and the disclosure of contingent assets and liabilities in order to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

Principal Financial Group (Principal), a subsidiary of the Principal Life Insurance Company, acts as custodian, recordkeeper and trustee for all assets of the Plan with the exception of the Warwick Community Bancorp, Inc. stock, which is held at HSBC Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank is a wholly-owned subsidiary of Warwick Community Bancorp, Inc.

(2) Plan Description

The following brief description of the Plan is provided for general information purposes only. Eligible employees who participate (members) should refer to the plan agreement for more complete information.

Eligibility

All full-time employees of the Bank who are age 21 or older and have completed one year of service are eligible to participate in the Plan and may elect to enroll in the Plan on January 1 or July 1 once all requirements have been met.

Contributions

Members may contribute a minimum of 1% up to a maximum of 15% of their annual wages before bonuses and overtime not to exceed the maximum amount permitted under the Internal Revenue Code (IRC). The Bank matches 100% of participant contributions, up to a maximum of 3% of annual wages.

(Continued)

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Those portions of such benefits, which are forfeited, will be applied to offset expenses or reduce future employer contributions.

Retirement Provisions and Withdrawals

Upon disability, death, retirement or termination, a participant (or his or her estate) is entitled to receive a single lump-sum distribution equal to the value of his or her account. Participants may also, in certain instances, make cash withdrawals to meet an unusual or financial emergency.

Participants may withdraw all or a portion of their pre-tax contributions to the extent necessary to meet a "financial hardship" as provided by the IRC. Hardship withdrawals are permitted by the Plan for the purchase of a primary residence, for uninsured medical expenses, for postsecondary education and for such other safe harbor reasons outlined in the Income Tax Regulations for Hardship Withdrawals. Withdrawals also can be made after the attainment of age 59-½ for any reason as long as the participant has been a member of the Plan for five years or the amount has been allocated to the participant for two or more years.

Plan participants may withdraw their vested portion of the Bank's 401(a) contributions for "serious financial hardship" as defined by the IRS or for any reason upon reaching age 59-½.

Loans to Participants

Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their 100% vested balance, not to exceed $50,000. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loan terms cannot exceed five years unless the proceeds are used to finance the purchase of a primary residence, in which case the term of the loan cannot exceed a period of 15 years.

Principal and interest is paid ratably through weekly payroll deductions.

Investments

The Plan's investment in each of the fund accounts is the Plan's proportionate share of the fair value of the assets in such accounts.

(Continued)

(3) Investments

Description of Plan Assets

As of December 31, 2001 and 2000, the Plan assets were primarily invested in the following funds:

Guaranteed Interest Account

The Guaranteed Interest Account provides a guaranteed interest rate for a specified period of time as determined, or allowed, by the sponsor's retirement plan. The rate credited is the rate in effect on the day when each deposit is directed to the account. The Guaranteed Interest Account is invested mostly in private placement bonds, commercial mortgages, and residential mortgages.

Money Market Separate Account

The Money Market Separate Account invests in high-quality, short-term securities. For the most part, the account lends money to companies that need short-term financing (commercial paper). The value of the investment changes daily based on interest and expenses.

Bond and Mortgage Separate Account

The Bond and Mortgage Separate Account invests primarily in intermediate-term, investment-grade, fixed-income securities. These securities are mainly private-placement bonds and commercial mortgages. The value of the investment changes daily based on interest rates, movement in market values and expenses.

Large Cap Stock Index Separate Account

The Large Cap Stock Index Separate Account invests in 500 of the nation's largest companies – the same ones found in the Standard & Poor's 500 Stock Index (S&P 500). Like the S&P 500, the account is a barometer of the U.S. stock market. The value of the investment changes daily, based on dividends, movement in stock prices and expenses.

Large Company Growth Separate Account

The Large Company Growth Separate Account invests in stocks of large seasoned companies with competitive advantages and histories of above-average performance. The value of the investment changes daily, based on dividends, movement in stock prices and expenses.

Medium Company Growth Separate Account

The Medium Company Growth Separate Account invests in stocks of medium-sized companies that are focused on growing their businesses. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

Mid Cap Stock Index Separate Account

The Principal Mid Cap Stock Index Separate Account's goal is to earn a rate of return comparable to the return of the S&P 400 Mid Cap Index.

(Continued)

Small Company Stock Index Separate Account

The Principal Small Company Stock Index Separate Account's goal is to earn a rate of return comparable to the return of the S&P 600 Small Cap Index.

Small Company Growth Separate Account

The Small Company Growth Separate Account invests in stocks of small companies that are in the development stage. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

International Small Company Separate Account

The International Small Company Separate Account invests in the stocks of corporations domiciled outside the United States. The value of the investment changes daily, based on dividends, movement in stock prices, fluctuation of foreign currency exchange rates relative to the U.S. dollar, and expenses.

Putnam Voyager (A) Fund

The Putnam Voyager Fund – Class A seeks capital appreciation. The fund invests primarily in common stocks. It generally invests in securities of smaller and less-seasoned companies. The fund may employ leverage. It may invest in foreign securities. The fund may also purchase stock index futures contracts and related options, and trade for short-term profits.

Strong Large Cap Growth Fund

The Strong Large Cap Growth Fund seeks growth. The fund invests at least 65% of assets in stocks of large capitalization companies. It may also invest in foreign securities, cash or cash-type securities, and the fund may also write put and call options.

Vanguard Balanced Index Fund

The Vanguard Balanced Index Fund normally invests 60% of assets in equities and 40% in bonds. The equity portion seeks to replicate the Wilshire 5000 Index performance; to this end, the fund invests primarily in the 500 largest companies on the index and samples the rest. The fixed-income portion seeks to replicate the Lehman Brothers Aggregate Bond Index performance; it may purchase investment-grade U.S. government obligations, corporate debt, and mortgage-backed securities to secure this goal.

Vanguard Growth and Income Fund

The Vanguard Growth and Income Fund seeks a total return greater than that of the S&P 500 Index on an annual basis. The fund invests at least 65% of assets in securities included in the S&P 500 Index. It is expected that the aggregate investment characteristics of the fund will be similar to the S&P 500 Index in terms of dividend yield, price/earnings ratio, return on equity and price/book ratio. Stock selection is limited by the characteristics of the index, including the weightings of stocks and industry sectors.

(Continued)

Janus Aspen Aggressive Growth Institutional Fund

The Janus Aspen Aggressive Growth Portfolio – Institutional Fund seeks long-term capital growth. The fund typically invests at least 50% of assets in securities issued by medium-sized companies whose market capitalizations fall within the range of the companies in the S&P Mid Cap 400 Index. It may also invest in preferred stocks, warrants, convertibles and debt. The fund may invest in mortgage and asset-backed securities, and step coupon securities. It may invest without limit in index/structured securities. The fund is nondiversified.

T. Rowe Price Science and Technology Fund

The T. Rowe Price Science and Technology Fund seeks long-term growth of capital; current income is incidental. The fund normally invests in at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances. Industries include computers and peripherals, software, electronics, pharmaceuticals and medical devices, telecommunications, biotechnology, waste management, chemicals, synthetic materials, defense and aerospace. The holdings may include both new and established companies.

Investment Income

The following is a summary of net investment income (loss) by investment type for the year ended December 31, 2001:

Pooled Separate Accounts	$	(97,133)
Mutual Funds		(335,657)
Warwick Community Bancorp Fund		491,927
Net investment income	$	59,137

(4) Plan Expenses

Certain administrative expenses of the Plan are paid by the Bank on behalf of the Plan and the Plan's participants.

The cost of administrating the funds is built into the cost of the funds. The administrative charge is directly applied to the funds based on the percentage of assets held in each fund. Proceeds from the funds are reflected net of any administrative expenses absorbed by the funds during the year.

(5) Plan Termination

The Plan has no termination date, and it is the Bank's intention to continue the Plan indefinitely. However, the Bank may terminate, amend or modify the Plan at any time that it may deem advisable. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(Continued)

(6) Income Taxes

The Plan has obtained a tax determination letter from the Internal Revenue Service (IRS) dated October 7, 1996, indicating that the Plan, as amended through April 16, 1996, is tax exempt under Section 401(a) of the Internal Revenue Code of 1986. The Bank filed Form 5300, the "Application for Determination" with the IRS on February 25, 2002, to request the letter of determination for the Plan as amended through December 31, 2001. The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualified status. The Plan's administrator believes that the Plan is designed to currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7) Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Principal. Principal is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

One of the investment funds of the Plan invests in shares of Warwick Community Bancorp, Inc. The Plan owned 73,204 shares of common stock in the Warwick Community Bancorp Fund as of December 31, 2001 with a market value of $1,529,875.

Schedule 1

THE WARWICK SAVINGS BANK
401(k) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets
Held for Investment Purposes at End of Year

December 31, 2001

Principal Life Insurance Company:		
Pooled Separate Accounts:		
Guaranteed Interest Account*	$	36,976
Money Market Separate Account*		381,001
Bond and Mortgage Separate Account*		141,505
Large Cap Stock Index Separate Account*		108,172
Large Company Growth Separate Account*		120,007
Medium Company Growth Separate Account*		48,997
Mid Cap Stock Index Separate Account*		9,920
Small Company Stock Index Separate Account*		77,796
Small Company Growth Separate Account*		106,995
International Small Company Separate Account*		225,025
Mutual Funds:		
Vanguard Balanced Index Fund		1,879
Vanguard Growth and Income Fund		163,952
Janus Aspen Aggressive Growth Institutional Fund		196,952
Putnam Voyager A Fund		181,512
Strong Large Cap Growth Fund		109,173
T. Rowe Price Science and Technology Fund		139,063
Warwick Community Bancorp Fund*		1,529,875
Participant loans (a)*		205,713
	$	3,784,513

* Party-in-interest as defined by ERISA

(a) As of December 31, 2001, the interest rates on these loans ranged from 8.50% to 11.50%.

See accompanying independent auditors' report.

Schedule 2

THE WARWICK SAVINGS BANK
401(k) SAVINGS PLAN

Schedule H, Line 4(j) – Schedule of Reportable Transactions

December 31, 2001

Description of assets	Total number of purchases	Total number of sales	Total value of purchases	Total value of sales	Net loss
Warwick Community Bancorp Fund	99	24	$ 160,835	39,783	(11,012)

See accompanying independent auditors' report.

INDEPENDENT ACCOUNTANTS' CONSENT

The Board of Directors
Warwick Community Bancorp, Inc.:

We consent to incorporation by reference in the Registration Statement on Form S-8, pertaining to The Warwick Savings Bank 401(k) Savings Plan, of Warwick Community Bancorp, Inc., of our report dated June 20, 2002, relating to the statements of net assets available for benefits of the Warwick Savings Bank 401(k) Savings Plan, as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the schedule of assets held for investment purposes at end of year, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Warwick Savings Bank 401(k) Savings Plan.

KPMG LLP

KPMG LLP

Short Hills, New Jersey
June 27, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Warwick Savings Bank 401(k) Savings Plan

By: [signature]
(Duly Authorized Representative)

Name: NANCY L SOLBSTOK-LITTELL

Title: DIRECTOR OF HUMAN RESOURCES

Date: June 28 2002